FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 16, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.	Cellcom Israel Announces Second Quarter 2018 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at June 30, 2018 (Unaudited)

ITEM 1

CELLCOM ISRAEL ANNOUNCES
SECOND QUARTER 2018 RESULTS
------------------------

Nir Sztern, Cellcom Israel's CEO said:

•  "This quarter concluded with a loss, due to several specific events which burdened the Company's expenses, primarily a retirement of approximately
200 employees, which resulted in an expense of approximately NIS 26 million. The positive effect of reduction of the Company's expenses, shall be seen from the next quarter

•  Despite the fierce competition, the Company succeeded to maintain the revenue level as compared with the first quarter of 2018, with total revenues of NIS 927 million in this quarter, compared to NIS 933 million in the first quarter (a decrease of approximately 0.6%), among others, through a successful marketing of the quatro packages

•  Entering into the MOU for an investment in IBC, which we recently announced, is of strategic significance to Cellcom Israel and a ground breaking event in the field of internet services in Israel. The cooperation between the companies will allow offering fast and advanced internet services over fiber-optic infrastructure also in the periphery of Israel and to a wide population of approximately one million households, within several years"

----

Second Quarter 2018 Highlights (compared to second quarter of 2017):

▪	Total Revenues totaled NIS 927 million ($254 million) compared to NIS 962 million ($264 million) in the second quarter last year, a decrease of 3.6%

▪	Service revenues totaled NIS 694 million ($190 million) compared to NIS 731 million ($200 million) in the second quarter last year, a decrease of 5.1%

▪
Operating loss totaled NIS 12 million ($3 million) compared to operating income of NIS 102 million ($28 million) in the second quarter last year. Operating loss for the second quarter of 2018, includes an expense for a new employee voluntary retirement plan in the amount of approximately NIS 26 million ($7 million)

▪	Loss totaled NIS 37 million ($10 million) compared to net income of NIS 45 million ($12 million) in the second quarter last year

▪
EBITDA[1] totaled NIS 133 million ($36 million) compared to NIS 237 million ($65 million) in the second quarter last year, a decrease of 43.9%. EBITDA for the second quarter of 2018, includes an expense for a new employee voluntary retirement plan in the amount of approximately NIS 26 million ($7 million)

▪	Net cash from operating activities totaled NIS 179 million ($49 million) compared to NIS 278 million ($76 million) in the second quarter last year, a decrease of 35.6%

▪	Free cash flow[1] totaled NIS 56 million ($15 million) compared to NIS 77 million ($21 million) in the second quarter last year, a decrease of 27.3%

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the second quarter of 2018:

"This quarter concluded with a loss, due to several specific events which burdened the Company's expenses, primarily a retirement of approximately 200 employees, which resulted in an expense of approximately NIS 26 million. The positive effect of reduction of the Company's expenses, shall be seen from the next quarter.

Despite the fierce competition, the Company succeeded to maintain the revenue level as compared with the first quarter of 2018, with total revenues of NIS 927 million in this quarter, compared to NIS 933 million in the first quarter (a decrease of approximately 0.6%), among others, through a successful marketing of the quatro packages.

We are pleased to have signed a memorandum of understanding (MOU) with IBC, IEC and other IBC shareholders and stakeholders of IBC, for an investment of Cellcom Israel in IBC.

Entering into the MOU, is of strategic significance to Cellcom Israel and a ground breaking event in the field of internet services in Israel. The cooperation between the companies will allow offering fast and advanced internet services over fiber-optic infrastructure also in the periphery of Israel and to a wide population of approximately one million households, within several years.

1 Please see "Use of Non-IFRS financial measures" section in this press release.

We expect that our investment in IBC will place us in a significant competitive position in the advanced fixed-line infrastructure (fiber-optic) market as well, and will allow us, if the transaction is completed, significant savings in payments to Bezeq for Internet infrastructure, an ability to offer our customers new and advanced services and furthers our activities in the landline market.

The continued competition in the cellular segment is reflected in the current quarter as well, with revenues from services in the cellular sector declining by approximately 9.8% compared with the corresponding quarter last year, mainly due to the continued price erosion of those services as a result of the competition in the cellular market. Alongside the ongoing competition in the cellular segment, revenues from services in the fixed-line segment increased by 2.7% compared with the corresponding quarter last year.

The TV revolution that we have brought to the Israeli television market is evident; we are the leading player in the 'new television' services over the internet, with more than 200,000 households (as of today), thanks to the continued trust from our customers each quarter. A quality, innovative and enjoyable viewing experience, has made Cellcom tv, which is also offered through triple and quad-play packages, what it is - the best television service in Israel.

We continue to offer our customers rich and varied content and at the end of the second quarter, we launched our first original TV series: Mashiach, exclusively for our customers, in cooperation with Keshet Studios and starring Israeli actor Udi Kagan. In only a month since it was aired, the series has enjoyed unprecedented popularity, achieving over one million views by our customers.

Our success in the television market received further recognition as we won the prestigious Platinum Award at the Effie Awards, an international competition across 40 countries including Israel, for the significant change we have brought to the Israeli television market.

In the second quarter, we implemented a significant streamlining and voluntary retirement program covering more than 200 employees, alongside a renewal of the collective agreement with the employees' representatives and the Histadrut until the end of 2020.”

Shlomi Fruhling, Chief Financial Officer, said:

"During the second quarter of 2018, the increased competition in the cellular market continued, among others due to Xfone’s entry into the market as an additional cellular operator, which was reflected in an increase in customers transferring between operators over a short period, and a further decline in prices in the market. As a result, we experienced a continued decline in revenues from cellular services compared with the previous quarter, which was partly compensated by an increase in revenues from cellular services abroad and revenues from the network sharing agreement with Xfone.

Revenues from services in the fixed-line segment continued to grow due to recruitment of subscribers for television and internet services. The growth in these revenues was partially offset by a decrease in revenues from international call services.

Revenues from end-user equipment of the Company were similar to those of the previous quarter, but there was a change in the sales mix, which included growth in the fixed-line segment, mainly from the sale of television screens and solutions to business customers, and a decline in sales in the cellular segment. This change in mix slightly eroded the profit margins from end-user equipment compared to the previous quarter.

The EBITDA of the Company was negatively affected this quarter also by an expense of NIS 26 million for a voluntary retirement plan of employees, while we expect the savings in associated salary costs to be seen gradually from the third quarter of this year, from settling accounts differences in relation to the Company's network sharing agreement with Golan, and an update in provisions for legal proceedings.

Free cash flow in the second quarter of 2018 was NIS 56 million, a decrease of 27.3% compared with the corresponding period last year. The decrease in free cash flow was mainly due to an increase in payments to end user equipment suppliers in the cellular segment, which was partially offset by an increase in receipts from international operators. The second quarter cash flow does not include the cost of the voluntary retirement program that is expected to be paid out during the third quarter.

During the quarter, the Company issued ordinary shares and options, for an immediate net proceeds of NIS 275 million. The proceeds from the issuance will be used for general purposes and to strengthen the Company's balance sheet.

The Company's Board of Directors decided not to distribute dividends for the second quarter of 2018, in view of the continued intensified competition in the market and its negative impact on the Company's operating results and in order to continue to strengthen the Company's balance sheet. The Board of Directors will review its decision in accordance with the development of market conditions and taking into account the Company's needs."

Netanya, Israel – August 16, 2018 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the second quarter of 2018.
The Company reported that revenues for the second quarter of 2018 totaled NIS 927 million ($254 million); EBITDA for the second quarter of 2018 totaled NIS 133 million ($36 million), or 14.3% of total revenues; loss for the second quarter of 2018 totaled NIS 37 million ($10 million). Basic loss per share for the second quarter of 2018 totaled NIS 0.36 ($0.10).

Main Consolidated Financial Results:

	Q2/2018	Q2/2017	Change%	Q2/2018	Q2/2017
	NIS million			US$ million (convenience translation)
Total revenues	927	962	(3.6)%	254	264
Operating Income (loss)	(12)	102	N/A	(3)	28
Net Income (loss)	(37)	45	N/A	(10)	12
Free cash flow	56	77	(27.3)%	15	21
EBITDA	133	237	(43.9)%	36	65
EBITDA, as percent of total revenues	14.3%	24.6%	(41.9)%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q2'18	Q2'17	Change %	Q2'18	Q2'17	Change %	Q2'18	Q2'17	Q2'18	Q2'17	Change %
Total revenues	591	673	(12.2)%	376	331	13.6%	(40)	(42)	927	962	(3.6)%
Service revenues	434	481	(9.8)%	300	292	2.7%	(40)	(42)	694	731	(5.1)%
Equipment revenues	157	192	(18.2)%	76	39	94.9%	-	-	233	231	0.9%
EBITDA	71	158	(55.1)%	62	79	(21.5)%	-	-	133	237	(43.9)%
EBITDA, as percent of total revenues	12.0%	23.5%	(48.9)%	16.5%	23.9%	(31.0)%			14.3%	24.6%	(41.9)%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.
(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.
(***)      Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (second quarter of 2018 compared to second quarter of 2017):

Revenues for the second quarter of 2018 decreased 3.6% totaling NIS 927 million ($254 million), compared to NIS 962 million ($264 million) in the second quarter last year. The decrease in revenues is attributed to a 5.1% decrease in service revenues, which was partially offset by a 0.9% increase in equipment revenues.

Service revenues totaled NIS 694 million ($190 million) in the second quarter of 2018, a 5.1% decrease from NIS 731 million ($200 million) in the second quarter last year.

Service revenues in the cellular segment totaled NIS 434 million ($119 million) in the second quarter of 2018, a 9.8% decrease from NIS 481 million ($132 million) in the second quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 300 million ($82 million) in the second quarter of 2018, a 2.7% increase from NIS 292 million ($80 million) in the second quarter last year. The increase resulted mainly from an increase in revenues from internet and TV services. This increase was partially offset by a decrease in revenues from international calling services.

Equipment revenues totaled NIS 233 million ($64 million) in the second quarter of 2018, a 0.9% increase compared to NIS 231 million ($63 million) in the second quarter last year. The increase resulted mainly from an increase in equipment sales in the fixed-line segment. This increase was partially offset by a decrease in the amount of end user equipment sold in the cellular segment.

Cost of revenues for the second quarter of 2018 totaled NIS 675 million ($185 million), compared to NIS 665 million ($182 million) in the second quarter of 2017, a 1.5% increase. This increase resulted mainly from an increase in the amount of end user equipment sold in the fixed-line segment, from an increase in costs of TV services content in the fixed-line segment, from settling accounts differences in respect of the Company's network sharing agreement with Golan and from an update in provisions for legal proceedings, which were partially offset by a decrease in depreciation expenses and a decrease in costs of extended warranty services for end user equipment.

Gross profit for the second quarter of 2018 decreased 15.2% to NIS 252 million ($69 million), compared to NIS 297 million ($81 million) in the second quarter of 2017. Gross profit margin for the second quarter of 2018 amounted to 27.2%, down from 30.9% in the second quarter of 2017.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2018 increased 15.0% to NIS 238 million ($65 million), compared to NIS 207 million ($57 million) in the second quarter of 2017. This increase is primarily a result of an increase in amortization expenses of salaries and commissions expenses which were capitalized as part of the customer acquisition costs, as a result of early adoption of an International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017 (the "Adoption of IFRS15"), as well as from an increase in doubtful accounts expenses.

Other expenses for the second quarter of 2018 totaled NIS 26 million ($7 million), compared with other income of NIS 12 million ($3 million) in the second quarter of 2017. Other expenses for the second quarter of 2018 mainly include an expense for employee voluntary retirement plan in the amount of approximately NIS 26 million ($7 million), compared to an income in the second quarter of 2017, which mainly included a gain from the sale of Internet Rimon Israel 2009 Ltd. ("Internet Rimon"), an indirect subsidiary of the Company, in the amount of approximately NIS 10 million ($3 million) (the "Sale of Internet Rimon").

Operating loss for the second quarter of 2018 totaled NIS 12 million ($3 million), compared with operating income of NIS 102 million ($28 million) in the second quarter of 2017.

EBITDA for the second quarter of 2018 decreased by 43.9% totaling NIS 133 million ($36 million) compared to NIS 237 million ($65 million) in the second quarter of 2017. EBITDA as a percent of revenues for the second quarter of 2018 totaled 14.3%, down from 24.6% in the second quarter of 2017.

Cellular segment EBITDA for the second quarter of 2018 totaled NIS 71 million ($19 million), compared to NIS 158 million ($43 million) in the second quarter last year, a decrease of 55.1%, which resulted mainly from the ongoing erosion in the service revenues, from an expense for employee voluntary retirement plan in the second quarter of 2018, from settling accounts differences in respect of the Company's network sharing agreement with Golan and from an update in provisions for legal proceedings.

Fixed-line segment EBITDA for the second quarter of 2018 totaled NIS 62 million ($17 million), compared to NIS 79 million ($22 million) in the second quarter last year, a 21.5% decrease, which resulted mainly from an expense for employee voluntary retirement plan in the second quarter of 2018, as well as from a gain from the Sale of Internet Rimon in the second quarter last year. This decrease was partially offset by an increase in activity in the internet and TV fields.

Financing expenses, net for the second quarter of 2018 totaled NIS 36 million ($10 million), compared with NIS 44 million ($12 million) in the second quarter of 2017, a decrease of 18.2%, which resulted mainly from a decrease in the Company's debt level.

Taxes on income for the second quarter of 2018 totaled NIS 11 million ($3 million) of tax income, compared to NIS 13 million ($4 million) of tax expenses in the second quarter of 2017. Tax income resulted mainly from loss for tax purposes in the second quarter of 2018, compared to taxable income in the second quarter last year.

Loss for the second quarter of 2018 totaled NIS 37 million ($10 million), compared with net income of NIS 45 million ($12 million) in the second quarter of 2017.

Basic loss per share for the second quarter of 2018 totaled NIS 0.36 ($0.10), compared to basic earnings per share of NIS 0.45 ($0.12) in the second quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q2/2018	Q2/2017	Change (%)
Cellular subscribers at the end of period (in thousands)	2,809	2,779	1.1%
Churn Rate for cellular subscribers (in %)	12.6%	10.8%	16.7%
Monthly cellular ARPU (in NIS)	51.8	57.0	(9.1)%

Cellular subscriber base - at the end of the second quarter of 2018 the Company had approximately 2.809 million cellular subscribers. During the second quarter of 2018, the Company's cellular subscriber base decreased by approximately 13,000 net cellular subscribers. This decrease resulted mainly from the removal M2M subscribers from the Company's cellular subscriber base, according to the Company's active cellular subscriber calculation method.

Cellular Churn Rate for the second quarter of 2018 totaled to 12.6%, compared to 10.8% in the second quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2018 totaled NIS 51.8 ($14.2), compared to NIS 57.0 ($15.6) in the second quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	Q2/2018	Q2/2017	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	248	189	31.2%
TV field subscribers - (households) at the end of period (in thousands)	195	137	42.3%

In the second quarter of 2018, the Company's subscriber base in the internet infrastructure field increased by approximately 13,000 net households, and the Company's subscriber base in the TV field increased by 11,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2018 totaled NIS 56 million ($15 million), compared to NIS 77 million ($21 million) in the second quarter of 2017, a 27.3% decrease. The decrease in free cash flow resulted mainly from an increase in payments to end user equipment suppliers in the cellular segment, which was partially offset by an increase in receipts from international operators.

Total Equity

Total Equity as of June 30, 2018 amounted to NIS 1,653 million ($453 million) primarily consisting of undistributed accumulated retained earnings of the Company.

For information regarding an equity offering executed in the second quarter of 2018, see "Other Developments During the Second Quarter of 2018 and Subsequent to the End of the Reporting Period - Equity Offering and Controlling Shareholder Holdings" section in this press release.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the second quarter of 2018, the Company invested NIS 131 million ($36 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 191 million ($52 million) in the second quarter 2017.

Dividend

On August 15 2018, the Company's Board of Directors decided not to declare a cash dividend for the second quarter of 2018. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018, or the 2017 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

According to the Company's June 2017 undertaking in an agreement with certain Israeli institutional investors for the issuance of NIS 220 million principal amount of additional series K debentures from the Company's existing series K debentures, on July 1, 2018, the Company issued the additional debentures as aforesaid.

For information regarding the Company's outstanding debentures as of June 30, 2018, see "Disclosure for Debenture Holders" section in this press release.

For information regarding the Company's material loans as of June 30, 2018, see "Aggregation of the Information regarding the Company's Material Loans" section in this press release.

For a summary of the Company's financial liabilities as of June 30, 2018, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the second quarter of 2018 and subsequent to the end of the reporting period

Investment in IBC

In August 2018, following the Company's previous reports regarding a possible investment in Israel Broadband Company, or IBC, the Company, the Israeli Electric Company, or IEC, IBC and the other shareholders and main creditors of IBC have entered a memorandum of understanding, or MOU, for an investment by the Company in IBC. IBC's licenses provide IBC the exclusive right to deploy fiber optic over IEC's infrastructure.

The MOU outlines the principles of the transaction contemplated by the parties and in addition to standard and customary conditions contains the following stipulations:

•
The Transaction: for a total amount of approximately NIS 100 million, or the Consideration, Cellcom Israel (by itself or with a group of investors it may arrange) will own 70% of IBC's issued and outstanding share capital and the other 30% of IBC's issued and outstanding share capital will be owned by IEC. The Consideration shall be used to settle generally all of IBC's debts.

•
The transaction is subject to entering a definitive agreement and certain other documentation (including an updated agreement of IBC with IEC and an IRU broadband service agreement between Cellcom and IBC), or the Agreement, within a certain period from the MOU execution.

•
The MOU also contains certain precedent conditions to the closing of the transaction, including regulatory approvals (including with regards to the change of IBC's deployment obligations) and tax arrangements.

The terms of the Agreement are subject to further negotiations between the parties and approval of the Company's Board of Directors. If entered, the execution of the transaction will be subject to the said conditions, including regulatory approvals. There is no assurance that the parties will enter the Agreement, or that such Agreement will be approved and executed, nor as to its timing and terms.

Further, in August 2018, the Minister of Communication, or MOC, resolved to allow IBC to apply for a general unique (infrastructure) license the MOC intends to regulate, in lieu of its current license. The new license will include, among others, a deployment requirement to at least 40% of Israel's households in 10 years from receipt of the license, as opposed to a universal deployment requirement in IBC's current license.

For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk factors – Risks related to our business - We face intense competition in all aspects of our business", "- Our investment in new businesses involves many risks" and "Item 4. Information on the Company –B. Business Overview – Competition – Fixed-Line Segment- Fixed-Line Infrastructure" and the Company's current report on form 6-K dated August 8, 2018.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential transaction and execution thereof and the benefits therefrom, and objectives for fiber-optic deployment, are subject to uncertainties and assumptions about the completion of the negotiations, approval of the transaction by the Company's board of directors, the completion of the precedent conditions including the receipt of the necessary approvals, the ability to carry out future plans as to IBC and the Company's, and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

Regulation

Frequencies

In July 2018, following the Company's previous reports regarding a frequencies migration the Company shall be required to execute to accord to European standards, the Ministry of Communications, or MOC, notified the Company that its 850MHZ frequencies allocation shall expire on February 1, 2022 and replaced by 900MHZ frequencies no later than March 22, 2021. The method and schedule in which such replacement will be executed, including interim frequencies allocations as required, shall be formed separately. The MOC noted the Company may use an interim leniency to the Planning and Building Law, allowing, under certain conditions, replacement of cell sites without obtaining a building permit. The Company is examining the implications of the MOC's notification and possible courses of action.

For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk factors – Risks related to our business - We operate in a heavily regulated industry, which can harm our results of operations, Regulation in Israel has materially adversely affected our results", "- We may not be able to obtain permits to construct and operate cell sites" and "-We may be adversely affected by significant technological and other changes in the telecommunications industry" and "Item 4. Information on the Company –B. Business Overview – Network and Infrastructure – Cellular Segment- Cellular Infrastructure - Spectrum allocation" and "- Government Regulation – Cellular Segment - Permits for Cell Site Construction" and the Company's current report on Form 6-K dated July 5, 2018.

TV
In July 2018, a new bill for the regulation of broadcasting was published and includes classification of audio visual providers into four categories and determination of the regulation applied to each, which according to the Company's estimate does not materially change the regulation that shall apply to the Company in the coming years.

The legislation of the bill requires legislative proceedings in the Israeli parliament, which may include material changes to the bill. If the legislation adopted requires the Company to make additional investments or impose unfavorable regulation on the Company's OTT TV service, or apply such regulation to the Company and not to other OTT TV providers, it may adversely affect the Company's OTT TV business.

For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk Factors – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results" and "– Item 4. Information on the Company – B. Business Overview – Government Regulations ― Fixed-line Segment – OTT TV".

Call Centers Manner of Response
In July 2019, an amendment to the Israeli Consumer Protection Law regulating the manner of response of call centers, will come into effect. The amendment includes measurable parameters for response times, which are partly incompatible with a recently reported similar amendment to the Groups' licenses. The Company is studying the amendment and at this stage cannot estimate the amendment's effect on its results of operations.

For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results" and "Item 4. Information on The Company – B. Business Overview – Government Regulations – Cellular Segment - Our Cellular License" and the Company's current report on form 6-K dated May 30, 2018 under " Other developments during the first quarter of 2018 and subsequent to the end of the reporting period – Regulation".

Wholesale Landline Telephony Services
In June 2018, the MOC resolved not to prolong Bezeq's temporary alternative for its obligation to provide wholesale landline telephony services (the resale telephony services) after the lapse of the temporary alternative period and to obligate Bezeq to provide wholesale landline telephony services as of August 1, 2018. As of the date of this report, Bezeq does not provide the wholesale landline telephony services.

For additional details see the Company's 2017 Annual Report under "Item 4. Information on The Company – B. Business Overview – Government Regulations – Fixed-line Segment – Wholesale landline market".

Equity Offering and Controlling Shareholder Holdings

In June 2018, The Company issued in an offering to the public in Israel only:

•	12,121,200 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).

•	3,030,300 Series 1 Options. Each Series 1 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 19.50, until December 24, 2018.

•	and 3,030,300 Series 2 Options. Each Series 2 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 20, until June 24, 2019.

The offering was made in Israel only under the Company's Israeli 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.

The total net consideration received by the Company from the offering was approximately NIS 275 million.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include financing its operating and investment activity, payment of outstanding debt under its debentures and other credit facilities, and dividend distributions, subject to certain restrictions that apply to dividend distributions made by the Company and to the decisions of the Company’s board of directors from time to time.

In addition, the Company's controlling shareholder announced that following the completion of a swap transaction of the Company's controlling shareholder with a financial institution, it purchased an additional approximately 1.1% of the Company's pre offering issued and outstanding share capital, for a period of 90 days (at the end of which it will be obligated to sell back such swap shares).

Following such transaction and the participation of the Company's controlling shareholder in the offering, after the closing of the offering, the Company's controlling shareholder holds approximately 44.2% of the Company's issued and outstanding share capital and approximately 47.2% of the Company's voting rights (directly and indirectly and through agreements with other shareholders of the Company).

The offering described in this press release was made only in Israel and only to residents of Israel. The said securities were not registered under the U.S. Securities Act of 1933 and were not offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For additional details see the Company's 2017 Annual Report under "Item 7. Major Shareholders and related party transactions – A. Major Shareholders" and the Company's current reports on Form 6-K dated June 21, 25, 26 and 27, 2018.

Collective Employment Agreement and Employee Voluntary Retirement Plan

In July 2018, the Company entered a new collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a three year period until the end of 2020, which is similar to the Company's previous collective employment agreement (which expired at the end of 2017) and includes certain nonmaterial additions. The labor dispute announced in March 2018 by the Histadrut, was cancelled.

In addition, in May 2018, the Group, in collaboration with the employees representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 26 million in the second quarter of 2018 with respect to employees who joined the plan.

For additional details including regarding the Company's previous collective employment agreement see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operation" and "Item 6. Directors, senior management and employees – D. Employees" and the Company's current report on form 6-K dated May 30, 2018 under " Other developments during the first quarter of 2018 and subsequent to the end of the reporting period - Negotiations regarding Collective Employment Agreement and Voluntary Retirement Plan".

Purchase of Minority Holdings in Subsidiary

In July 2018, following an exercise of an option of minority shareholders in an indirect subsidiary of the Company to sell the minority shares to the Company's subsidiary, the Company's subsidiary purchased 40% of the issued and outstanding share capital of the said indirect subsidiary for an amount of NIS 19 million.

Conference Call Details

The Company will be hosting a conference call regarding its results for the second quarter of 2018 on Thursday, August 16, 2018 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141          UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0610          International Dial-in Number: +972 3 918 0610

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.809 million cellular subscribers (as at June 30, 2018) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2017 Annual Report.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.650 = US$ 1 as published by the Bank of Israel for June 30, 2018.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	785	831	228	527
Current investments, including derivatives	360	398	109	364
Trade receivables	1,263	1,215	332	1,280
Current tax assets	52	12	3	4
Other receivables	88	86	23	89
Inventory	61	68	19	70

Total current assets	2,609	2,610	714	2,334

Trade and other receivables	915	868	238	895
Property, plant and equipment, net	1,619	1,602	439	1,598
Intangible assets and others, net	1,228	1,284	352	1,260
Deferred tax assets	1	-	-	-

Total non- current assets	3,763	3,754	1,029	3,753

Total assets	6,372	6,364	1,743	6,087

Liabilities
Current maturities of debentures and of loans from financial institutions	792	647	177	618
Trade payables and accrued expenses	622	655	179	652
Current tax liabilities	2	-	-	4
Provisions	108	103	28	91
Other payables, including derivatives	264	327	89	277

Total current liabilities	1,788	1,732	473	1,642

Long-term loans from financial institutions	462	334	92	462
Debentures	2,524	2,498	684	2,360
Provisions	19	21	6	21
Other long-term liabilities	32	3	1	15
Liability for employee rights upon retirement, net	12	15	4	15
Deferred tax liabilities	137	108	30	131

Total non- current liabilities	3,186	2,979	817	3,004

Total liabilities	4,974	4,711	1,290	4,646

Equity attributable to owners of the Company

Share capital	1	1	-	1
Share premium	-	259	71	-
Receipts on account of share options	-	17	5	-
Cash flow hedge reserve	(1)	-	-	-
Retained earnings	1,394	1,372	376	1,436

Non-controlling interest	4	4	1	4

Total equity	1,398	1,653	453	1,441

Total liabilities and equity	6,372	6,364	1,743	6,087

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience translation into US dollar For the six months ended June 30, 2018			Convenience translation into US dollar For the three months ended June 30, 2018

	For the six months ended June 30,			For the three months ended June 30,			For the year ended December 31, 2017
	2017	2018		2017	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	1,921	1,860	510	962	927	254	3,871
Cost of revenues	(1,330)	(1,340)	(367)	(665)	(675)	(185)	(2,680)

Gross profit	591	520	143	297	252	69	1,191

Selling and marketing expenses	(226)	(276)	(76)	(112)	(144)	(39)	(479)
General and administrative expenses	(208)	(185)	(51)	(95)	(94)	(26)	(426)
Other income (expenses), net	12	(26)	(7)	12	(26)	(7)	11

Operating profit (loss)	169	33	9	102	(12)	(3)	297

Financing income	26	28	8	14	18	5	52
Financing expenses	(101)	(97)	(27)	(58)	(54)	(15)	(196)
Financing expenses, net	(75)	(69)	(19)	(44)	(36)	(10)	(144)

Profit (loss) before taxes on income	94	(36)	(10)	58	(48)	(13)	153

Tax benefit (taxes on income)	(23)	6	2	(13)	11	3	(40)
Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113
Attributable to:
Owners of the Company	70	(30)	(8)	45	(37)	(10)	112
Non-controlling interests	1	-	-	-	-	-	1
Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	0.70	(0.29)	(0.08)	0.45	(0.36)	(0.10)	1.11

Diluted earnings (loss) per share (in NIS)	0.69	(0.29)	(0.08)	0.45	(0.36)	(0.10)	1.10

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	100,605,503	101,446,365	101,446,365	100,606,203	101,843,757	101,843,757	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	101,340,873	101,446,365	101,446,365	101,265,547	101,843,757	101,843,757	100,889,661

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience translation into US dollar For the six months ended June 30, 2018			Convenience translation into US dollar For the three months ended June 30, 2018

	For the six months ended June 30,			For the three months ended June 30,			For the year ended December 31, 2017

	2017	2018		2017	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113
Adjustments for:
Depreciation and amortization	269	278	76	136	145	40	555
Share based payments	2	2	-	1	-	-	2
Gain on sale of property, plant and equipment	(2)	-	-	(2)	-	-	(1)
Gain on sale of shares in a consolidated company	(10)	-	-	(10)	-	-	(10)
Income tax expenses (tax benefit)	23	(6)	(2)	13	(11)	(3)	40
Financing expenses, net	75	69	19	44	36	10	144

Changes in operating assets and liabilities:
Change in inventory	3	2	-	6	1	-	(6)
Change in trade receivables (including long-term amounts)	104	96	27	44	81	22	132
Change in other receivables (including long-term amounts)	(166)	(16)	(4)	(14)	(25)	(7)	(191)
Changes in trade payables, accrued expenses and provisions	25	(11)	(3)	36	(42)	(12)	(27)
Change in other liabilities (including long-term amounts)	(13)	41	11	(7)	36	10	28
Payments for derivative hedging contracts, net	-	(2)	-	-	-	-	(3)
Income tax paid	(26)	(14)	(4)	(14)	(5)	(1)	(44)
Income tax received	-	-	-	-	-	-	42
Net cash from operating activities	355	409	112	278	179	49	774

Cash flows from investing activities
Acquisition of property, plant and equipment	(237)	(168)	(46)	(144)	(69)	(19)	(346)
Acquisition of intangible assets and others	(94)	(109)	(30)	(47)	(62)	(17)	(237)
Change in current investments, net	(76)	(37)	(10)	(77)	(36)	(10)	(77)
Receipts (payments) for other derivative contracts, net	(3)	3	1	(2)	3	1	-
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-	1
Interest received	8	7	2	4	3	1	12
Proceeds from sale of shares in a consolidated company, net of cash disposed	(8)	5	1	(8)	5	1	3
Net cash used in investing activities	(410)	(299)	(82)	(274)	(156)	(43)	(644)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd) (Unaudited)

			Convenience translation into US dollar For the six months ended June 30, 2018			Convenience translation into US dollar For the three months ended June 30, 2018

	For the six months ended June 30,			For the three months ended June 30,			For the year ended December 31, 2017

	2017	2018		2017	2018
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	-	-	-	(3)
Long term loans from financial institutions	200	(50)	(14)	200	(50)	(14)	200
Repayment of debentures	(514)	(362)	(99)	-	-	-	(864)
Proceeds from issuance of debentures, net of issuance costs	-	396	108	-	-	-	-
Dividend paid	-	-	-	-	-	-	(1)
Interest paid	(86)	(65)	(18)	(8)	(10)	(3)	(175)
Equity offering	-	275	76	-	275	76	-

Net cash from (used in) financing activities	(400)	194	53	192	215	59	(843)

Changes in cash and cash equivalents	(455)	304	83	196	238	65	(713)

Cash and cash equivalents as at the beginning of the period	1,240	527	145	589	593	163	1,240

Cash and cash equivalents as at the end of the period	785	831	228	785	831	228	527

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income (loss) to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
			Convenience translation into US dollar
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
Profit (loss) for the period	45	(37)	(10)	113
Taxes on income (tax benefit)	13	(11)	(3)	40
Financing income	(14)	(18)	(5)	(52)
Financing expenses	58	54	15	196
Other expenses (*)	(2)	-	-	(1)
Depreciation and amortization	136	145	39	555
Share based payments	1	-	-	2
EBITDA	237	133	36	853

(*)  Excluding expenses related to employee voluntary retirement plan in the second quarter of 2018 and gain from the Sale of Internet Rimon in the second quarter of 2017.

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
			Convenience translation into US dollar
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities (*)	278	179	49	774
Loan to Golan Telecom	-	-	-	130
Cash flows from investing activities	(274)	(156)	(43)	(644)
Sale of short-term tradable debentures and deposits (**)	73	33	9	65
Free cash flow	77	56	15	325

(*)   Including the effects of exchange rate fluctuations in cash and cash equivalents.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2017	Q2-2017	Q3-2017	Q4-2017	Q1-2018	Q2-2018	FY-2017

Cellular service revenues	509	481	488	451	437	434	1,929
Fixed-line service revenues	279	292	292	303	304	300	1,166

Cellular equipment revenues	183	192	191	204	193	157	770
Fixed-line equipment revenues	37	39	47	59	39	76	182

Consolidation adjustments	(49)	(42)	(43)	(42)	(40)	(40)	(176)
Total revenues	959	962	975	975	933	927	3,871

Cellular EBITDA	159	158	160	118	112	71	595
Fixed-line EBITDA	42	79	66	71	68	62	258
Total EBITDA	201	237	226	189	180	133	853

Operating profit (loss)	67	102	83	45	45	(12)	297
Financing expenses, net	31	44	39	30	33	36	144
Profit (loss) for the period	26	45	32	10	7	(37)	113

Free cash flow	66	77	105	77	84	56	325

Cellular subscribers at the end of period (in 000's)	2,792	2,779	2,805	2,817	2,822	2,809	2,817
Monthly cellular ARPU (in NIS)	60.2	57.0	57.8	53.6	51.8	51.8	57.1
Churn rate for cellular subscribers (%)	12.0%	10.8%	11.5%	11.5%	9.5%	12.6%	45.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2018

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2018					As of 14.08.2018		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6)**	20/03/12	714.802	428.881	443.320	9.824	453.144	464.049	428.881	443.712	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)	20/03/12	285.198	85.559	85.589	2.884	88.473	87.998	85.559	85.579	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	880.032	9.074	889.106	866.923	835.669	768.278	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	804.010	778.132	16.050	794.182	766.953	723.609	698.192	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	103.343	1.231	104.574	110.568	103.267	103.446	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16	303.971	303.971	301.428	5.203	306.631	316.221	523.971	520.548	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L**	24/01/18	400.600	400.600	396.594	4.308	400.902	380.370	400.600	396.635	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,561.472	3,075.912	2,988.438	48.574	3,037.012	2,993.082	3,101.556	3,016.390

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of June 30, 2018 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.11. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) In July 1, 2018, after the end of the reporting period, the Company issued NIS 220 million principal amount of additional series K debentures according to its undertaking from June 2017. See the Company's 2017 Annual Report, under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures".

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**)As of June 30, 2018, debentures Series F,H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2018 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.06.2018 (1)	Rating as of 14.08.2018	Rating assigned upon issuance of the Series	Recent date of rating as of 14.08.2018	Additional ratings between original issuance and the recent date of rating as of 14.08.2018 (2)
Rating
F	S&P Maalot	A+	A+	AA	06/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	06/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018	A+ (2)
I	S&P Maalot	A+	A+	A+	06/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018	A+ (2)
J	S&P Maalot	A+	A+	A+	06/2018	08/2016, 06/2017, 01/2018, 06/2018	A+ (2)
K	S&P Maalot	A+	A+	A+	06/2018	08/2016, 06/2017, 01/2018, 06/2018	A+ (2)
L	S&P Maalot	A+	A+	A+	06/2018	01/2018, 06/2018	A+ (2)

(1)	In January 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018 and June 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 22, 2017, included in the Company's current report filled in the Israeli Securities Authority website ('MAGNA") on June 25, 2018.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 30.06.2018	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution	06/2016	150	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from bank	12/2016	140	4.90%	30.06.18	30.06.22	June-30 and December 30, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from financial institution	06/2017	200	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Total		490

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of June 30, 2018 the net leverage (net debt to EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.11. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In June 2017, the Company entered into an additional loan agreement with the lender of the Company's existing bank loan for the provision of a deferred loan in a principal amount of NIS 150 million in March 2019. See more information in the reference above to the Company's 2017 Annual Report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2018

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	334,587	165,423	-	-	-	98,100
Second year	334,587	80,308	-	-	-	76,922
Third year	113,198	80,308	-	-	-	61,172
Fourth year	166,349	157,352	-	-	-	53,581
Fifth year and on	540,162	1,104,778	-	-	-	117,647
Total	1,488,883	1,588,169	-	-	-	407,422

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	100,000	-	-	-	17,100
Second year	-	100,000	-	-	-	12,267
Third year	-	100,000	-	-	-	7,390
Fourth year	-	50,000	-	-	-	2,550
Fifth year and on	-	-	-	-	-	-
Total	-	350,000	-	-	-	39,307

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	56,000	-	-	-	8,894
Second year	-	28,000	-	-	-	4,122
Third year	-	28,000	-	-	-	2,740
Fourth year	-	28,000	-	-	-	1,372
Fifth year and on	-	-	-	-	-	-
Total	-	140,000	-	-	-	17,128

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2018 (cont`d)

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	334,587	321,423	-	-	-	124,094
Second year	334,587	208,308	-	-	-	93,311
Third year	113,198	208,308	-	-	-	71,302
Fourth year	166,349	235,352	-	-	-	57,503
Fifth year and on	540,162	1,104,778	-	-	-	117,647
Total	1,488,883	2,078,169	-	-	-	463,857

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	912	537	-	-	-	402
Second year	912	93	-	-	-	348
Third year	856	93	-	-	-	324
Fourth year	1,351	805	-	-	-	285
Fifth year and on	4,615	4,443	-	-	-	595
Total	8,646	5,971	-	-	-	1,954

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

ITEM 2
Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2018 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2018

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	785	831	228	527
Current investments, including derivatives	360	398	109	364
Trade receivables	1,263	1,215	332	1,280
Current tax assets	52	12	3	4
Other receivables	88	86	23	89
Inventory	61	68	19	70

Total current assets	2,609	2,610	714	2,334

Trade and other receivables	915	868	238	895
Property, plant and equipment, net	1,619	1,602	439	1,598
Intangible assets and others, net	1,228	1,284	352	1,260
Deferred tax assets	1	-	-	-

Total non- current assets	3,763	3,754	1,029	3,753

Total assets	6,372	6,364	1,743	6,087

Liabilities
Current maturities of debentures and of loans from financial institutions	792	647	177	618
Trade payables and accrued expenses	622	655	179	652
Current tax liabilities	2	-	-	4
Provisions	108	103	28	91
Other payables, including derivatives	264	327	89	277

Total current liabilities	1,788	1,732	473	1,642

Long-term loans from financial institutions	462	334	92	462
Debentures	2,524	2,498	684	2,360
Provisions	19	21	6	21
Other long-term liabilities	32	3	1	15
Liability for employee rights upon retirement, net	12	15	4	15
Deferred tax liabilities	137	108	30	131

Total non- current liabilities	3,186	2,979	817	3,004

Total liabilities	4,974	4,711	1,290	4,646

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	-	259	71	-
Receipts on account of share options	-	17	5	-
Cash flow hedge reserve	(1)	-	-	-
Retained earnings	1,394	1,372	376	1,436

Non-controlling interest	4	4	1	4

Total equity	1,398	1,653	453	1,441

Total liabilities and equity	6,372	6,364	1,743	6,087

Date of approval of the condensed consolidated financial statements: August 15, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,921	1,860	510	962	927	254	3,871
Cost of revenues	(1,330)	(1,340)	(367)	(665)	(675)	(185)	(2,680)

Gross profit	591	520	143	297	252	69	1,191

Selling and marketing expenses	(226)	(276)	(76)	(112)	(144)	(39)	(479)
General and administrative expenses	(208)	(185)	(51)	(95)	(94)	(26)	(426)
Other income (expenses), net	12	(26)	(7)	12	(26)	(7)	11

Operating profit (loss)	169	33	9	102	(12)	(3)	297

Financing income	26	28	8	14	18	5	52
Financing expenses	(101)	(97)	(27)	(58)	(54)	(15)	(196)
Financing expenses, net	(75)	(69)	(19)	(44)	(36)	(10)	(144)

Profit (loss) before taxes on income	94	(36)	(10)	58	(48)	(13)	153

Tax benefit (taxes on income)	(23)	6	2	(13)	11	3	(40)
Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113
Attributable to:
Owners of the Company	70	(30)	(8)	45	(37)	(10)	112
Non-controlling interests	1	-	-	-	-	-	1
Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	0.70	(0.29)	(0.08)	0.45	(0.36)	(0.10)	1.11

Diluted earnings (loss) per share (in NIS)	0.69	(0.29)	(0.08)	0.45	(0.36)	(0.10)	1.10

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	100,605,503	101,446,365	101,446,365	100,606,203	101,843,757	101,843,757	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	101,340,873	101,446,365	101,446,365	101,265,547	101,843,757	101,843,757	100,889,661

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		(Note 2D)	For the three months ended June 30,		(Note 2D)
			For the six months ended June 30,			For the three months ended June 30,	For the year ended December 31,
	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net	-	-	-	-	-	-	1
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	-	-	-	-	1
Total other comprehensive income for the period, net of tax	-	-	-	-	-	-	1
Total comprehensive income (loss) for the period	71	(30)	(8)	45	(37)	(10)	114
Total comprehensive income (loss) attributable to:
Owners of the Company	70	(30)	(8)	45	(37)	(10)	113
Non-controlling interests	1	-	-	-	-	-	1
Total comprehensive income (loss) for the period	71	(30)	(8)	45	(37)	(10)	114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company							Convenience
	Share capital	Share premuim	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity	translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the six months ended June 30, 2018 (Unaudited)

Balance as of January 1, 2018 (Audited)	1	-	-	1,436	1,437	4	1,441	395
Effect of initial application of IFRS 9*	-	-	-	(36)	(36)	-	(36)	(10)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405	385
Comprehensive loss for the period, net of tax	-	-	-	(30)	(30)	-	(30)	(8)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2	-
Equity offering (see Note 6)	-	259	17	-	276	-	276	76

Balance as of June 30, 2018 (Unaudited)	1	259	17	1,372	1,649	4	1,653	453

	Attributable to owners of the Company
	Share capital	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the six months ended June 30, 2017 (Unaudited)

Balance as of January 1, 2017 (Audited)	1	(1)	1,322	1,322	18	1,340
Comprehensive income for the period, net of tax	-	-	70	70	1	71
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(15)	(15)

Balance as of June 30, 2017 (Unaudited)	1	(1)	1,394	1,394	4	1,398

* See Note 3, regarding Significant Accounting Policies - Application of a new standard effective January 1, 2018 - International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”). According to the transitional method that was elected, comparative data were not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company							Convenience
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total	Non-controlling interests	Total equity	translation into US dollar (Note 2D)
	NIS millions							US$ millions
For the three months ended June 30, 2018 (Unaudited)

Balance as of April 1, 2018
(Unaudited)	1	-	-	1,409	1,410	4	1,414	387
Comprehensive loss for the period, net of tax	-	-	-	(37)	(37)	-	(37)	(10)
Transactions with owners, recognized directly in equity
Equity offering (see Note 6)	-	259	17	-	276	-	276	76

Balance as of June 30, 2018	1	259	17	1,372	1,649	4	1,653	453
(Unaudited)

	Attributable to owners of the Company
	Share capital	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the three months ended June 30, 2017 (Unaudited)

Balance as of April 1, 2017
(Unaudited)	1	(1)	1,348	1,348	19	1,367
Comprehensive income for the period, net of tax	-	-	45	45	-	45
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(15)	(15)

Balance as of June 30, 2017	1	(1)	1,394	1,394	4	1,398
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company
	Share capital	Capital reserve	Retained earnings	Total	Non-controlling interests	Total equity
	NIS millions
For the year ended December 31, 2017 (Audited)

Balance as of January 1, 2017
(Audited)	1	(1)	1,322	1,322	18	1,340
Comprehensive income for the year
Profit for the year	-	-	112	112	1	113
Other comprehensive income for the year, net of tax	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(15)	(15)

Balance as of December 31, 2017 (Audited)	1	-	1,436	1,437	4	1,441

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,

	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit (loss) for the period	71	(30)	(8)	45	(37)	(10)	113
Adjustments for:
Depreciation and amortization	269	278	76	136	145	40	555
Share based payments	2	2	-	1	-	-	2
Gain on sale of property, plant and equipment	(2)	-	-	(2)	-	-	(1)
Gain on sale of shares in a consolidated company	(10)	-	-	(10)	-	-	(10)
Income tax expenses (tax benefit)	23	(6)	(2)	13	(11)	(3)	40
Financing expenses, net	75	69	19	44	36	10	144

Changes in operating assets and liabilities:
Change in inventory	3	2	-	6	1	-	(6)
Change in trade receivables (including long-term amounts)	104	96	27	44	81	22	132
Change in other receivables (including long-term amounts)	(166)	(16)	(4)	(14)	(25)	(7)	(191)
Changes in trade payables, accrued expenses and provisions	25	(11)	(3)	36	(42)	(12)	(27)
Change in other liabilities (including long-term amounts)	(13)	41	11	(7)	36	10	28
Payments for derivative hedging contracts, net	-	(2)	-	-	-	-	(3)
Income tax paid	(26)	(14)	(4)	(14)	(5)	(1)	(44)
Income tax received	-	-	-	-	-	-	42
Net cash from operating activities	355	409	112	278	179	49	774

Cash flows from investing activities
Acquisition of property, plant and equipment	(237)	(168)	(46)	(144)	(69)	(19)	(346)
Acquisition of intangible assets and others	(94)	(109)	(30)	(47)	(62)	(17)	(237)
Change in current investments, net	(76)	(37)	(10)	(77)	(36)	(10)	(77)
Receipts (payments) for other derivative contracts, net	(3)	3	1	(2)	3	1	-
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-	1
Interest received	8	7	2	4	3	1	12
Proceeds from sale of shares in a consolidated company, net of cash disposed	(8)	5	1	(8)	5	1	3
Net cash used in investing activities	(410)	(299)	(82)	(274)	(156)	(43)	(644)

\The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,

	2017	2018	2018	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	-	-	-	(3)
Long term loans from financial institutions	200	(50)	(14)	200	(50)	(14)	200
Repayment of debentures	(514)	(362)	(99)	-	-	-	(864)
Proceeds from issuance of debentures, net of issuance costs	-	396	108	-	-	-	-
Dividend paid	-	-	-	-	-	-	(1)
Interest paid	(86)	(65)	(18)	(8)	(10)	(3)	(175)
Equity offering (see Note 6)	-	275	76	-	275	76	-

Net cash from (used in) financing activities	(400)	194	53	192	215	59	(843)

Changes in cash and cash equivalents	(455)	304	83	196	238	65	(713)

Cash and cash equivalents as at the beginning of the period	1,240	527	145	589	593	163	1,240

Cash and cash equivalents as at the end of the period	785	831	228	785	831	228	527

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at June 30, 2018 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services (known as Over the Top TV services, or OTT TV services) and transmission services. The Company is controlled by Koor Industries Ltd. (directly and indirectly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain.

Note 2 -  Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2017 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 15, 2018.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month periods ended June 30, 2018, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2018 (NIS 3.650 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2018	3.650	223.33
As of June 30, 2017	3.496	222.23
As of December 31, 2017	3.467	221.35

Increase (decrease) during the period:

Six months ended June 30, 2018	5.28%	0.90%
Six months ended June 30, 2017	(9.08)%	0.70%
Three months ended June 30, 2018	3.87%	1.20%
Three months ended June 30, 2017	(3.74)%	0.90%
Year ended December 31, 2017	(9.83)%	0.30%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

A.            Application of a new standard effective January 1, 2018

IFRS 9 (2014), Financial Instruments

Effective January 1, 2018 the Group applied International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”), which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”).

According to the transitional method that was elected, comparative data were not restated with an adjustment to the balance of retained earnings and other components of equity as from January 1, 2018 (the date of initial application).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

A.            Application of a new standard effective January 1, 2018 (cont'd)

IFRS 9 (2014), Financial Instruments (cont'd)

Financial Instruments

Non-derivative financial liabilities

Presented hereunder are the principal changes in accounting policies following application of the standard as from January 1, 2018:

Change in terms of debt instruments
An immaterial change of terms or exchange of financial liabilities that does not cause a derecognition, is measured by discounting the new cash flows at the original effective interest rate and the difference between the present value of the financial liabilities with the new terms, and the present value of the original financial liabilities is recognized in the statement of income as profit or loss.

Impairment

Non-derivative financial assets

The Group recognizes a provision for expected credit losses in respect of financial assets at amortized cost. The Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

-	Debt instruments that are determined to have low credit risk at the reporting date; and

-	Other debts instruments and deposits, for which credit risk has not increased significantly since initial recognition.

The Group has elected to measure the provision for expected credit losses in respect of trade and other receivables, at an amount equal to the full lifetime expected credit losses of the trade and other receivables.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

A.            Application of a new standard effective January 1, 2018 (cont'd)

IFRS 9 (2014), Financial Instruments (cont'd)

The effect on the condensed Consolidated Interim Statements of Financial position as at January 1, 2018:

	According to the previous policy	Effect of the standard*	According to IFRS 9
	NIS millions
	(Unaudited)
Trade and other receivables (including long-term amounts)*	2,175	(12)	2,163
Debentures, including current maturities**	(2,900)	(34)	(2,934)
Deferred tax liabilities	(131)	10	(121)
Retained earnings	(1,436)	36	(1,400)

*     As a result of applying IFRS 9, the allowance for doubtful debts increased due to measurement of expected credit losses for the full lifetime of the trade and other receivables.

**  As a result of applying IFRS 9, the carrying amount of debentures whose terms were changed and for which a new effective interest rate was calculated at the time of the change in terms according to IAS 39, was recalculated from the date of the change in terms using the original effective interest rate.

B.            Accounting policy for new transactions or events

Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. When a number of equity components are issued in a parcel of securities, the consideration of the parcel attributes to their relative fair value. The fair value of each of the components of the package, are based on the average market prices of the securities three business days after their issuance.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred. Joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above. Issuance costs that allocated to equity components are presented net from equity.

C.            New standard not yet adopted

IFRS 16, Leases

IFRS 16 (the "Standard") supersedes International Accounting Standard 17 - Leases (IAS 17). The Standard cancels the classification of leases as operating or finance leases. Instead, the Standard classifies all leases in a similar way to a finance lease, according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases of up to one year and/or leases of low value assets.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

C.            New standards not yet adopted (cont'd)

IFRS 16, Leases (cont'd)

The transitional instructions of the Standard permits the lessee to apply a retrospective approach for all the lease agreements, which means to reassess the existence of a lease for each separate agreement, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial implementation. Furthermore, the Standard determines new and expanded disclosure requirements compared to the required disclosure under IAS 17.

The Group is considering applying the following expedients at the transition date and intends to:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;

(2)	apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial implementation;

(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;

(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

The Standard is expected to affect the accounting treatment of leases of cell sites, real estate and vehicles of the Group, in which the Group is the lessee and which were classified before the date of initial implementation as operating leases.

The Group will recognize a right-of-use asset and a lease liability at initial implementation for all the leases that award it control over the use of identified assets for a specified period of time.

Material changes and expected effects:

It is noted that the information presented in this note regarding the effect of the Standard’s initial implementation is an initial assessment by the Group, and therefore the matters listed hereunder represent those matters that were identified by the Group before the date of issuing the financial statements, which may require an update as progress is made in examining the effects of the Standard’s implementation. The estimated effect of implementing the Standard on the consolidated financial statements is based on the existing lease agreements as of June 30, 2018. The effect of the Standard implementation at the date of initial implementation depends on the actual lease agreements' scope the Group will be party to from initial implementation, on the inflation rate through 2018 and other economics parameters. Therefore, the actual effects could be different from the estimate.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 -  Significant Accounting Policies (cont'd)

C.            New standards not yet adopted (cont'd)

IFRS 16, Leases (cont'd)

The Group intends to adopt IFRS 16 as from January 1, 2019 using the cumulative effect approach, with a possibility for earlier adoption, in which the Group will recognize a lease liability at the initial implementation date according to the present value of the remaining future lease payments capitalized at the incremental borrowing rate of the lessee at that date, and concurrently will recognize a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial implementation. Therefore, the implementation of the Standard is not expected to have an effect on retained earnings balance at the date of initial implementation.

For leases in which the Group is the lessee and which were classified before the date of initial implementation as operating leases, and except for when the Group has elected to apply the Standard’s expedients as aforesaid, the Group will recognize a right-of-use asset and a lease liability at the date of initial implementation for all the leases that award it control over the use of identified assets for a specified period of time. Subject to the aforementioned reservations, the Group estimates that as of the date of initial implementation, these changes are expected to result in an increase of approximately NIS 0.8 billion in the balance of right-of-use assets, an increase of approximately NIS 0.1 billion in the balance of other receivables, an increase of approximately NIS 0.2 billion in the balance of current lease liabilities and an increase of approximately NIS 0.7 billion in balance of the non-current lease liabilities.

Accordingly, depreciation expenses will be recognized in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of lease liabilities. As from the date of initial implementation, the lease expenses relating to assets leased under an operating lease, will be capitalized and depreciated in subsequent periods as a part of depreciation expenses. Therefore, subject to the aforementioned reservations, in 2019, the Group estimates that applying the Standard is expected to cause a decrease in lease expenses of approximately NIS 0.2 billion and an increase in depreciation expenses and financing expenses in a similar amount. In addition, in 2019, the implementation of the Standard is expected to cause an increase in cash flows from operating activities of approximately NIS 0.2 billion and a decrease in cash flows from financing activities in a similar amount.

Note 4 -  Operating Segments

 The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 -  Operating Segments (cont'd)

	Six-month period ended June 30, 2018
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to loss for the period

External revenues	1,214	646	-	1,860
Inter-segment revenues	7	73	(80)	-

Segment EBITDA*	183	130			313

Depreciation and amortization					(278)
Tax benefit					6
Financing income					28
Financing expenses					(97)
Share based payments					(2)

Loss for the period					(30)

	Six-month period ended June 30, 2017
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	1,358	563	-	1,921
Inter-segment revenues	7	84	(91)	-

Segment EBITDA*	317	121			438

Depreciation and amortization					(269)
Taxes on income					(23)
Financing income					26
Financing expenses					(101)
Share based payments					(2)
Other income					2

Profit for the period					71

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 -  Operating Segments (cont'd)

	Three-month period ended June 30, 2018
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to loss for the period

External revenues	588	339	-	927
Inter-segment revenues	3	37	(40)	-

Segment EBITDA*	71	62			133

Depreciation and amortization					(145)
Tax benefit					11
Financing income					18
Financing expenses					(54)

Loss for the period					(37)

	Three-month period ended June 30, 2017
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	670	292	-	962
Inter-segment revenues	3	39	(42)	-

Segment EBITDA*	158	79			237

Depreciation and amortization					(136)
Taxes on income					(13)
Financing income					14
Financing expenses					(58)
Share based payments					(1)
Other income					2
Profit for the period					45

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 -  Operating Segments (cont'd)
	Year ended December 31, 2017
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,685	1,186	-	3,871
Inter-segment revenues	14	162	(176)	-

Segment EBITDA*	595	258			853

Depreciation and amortization					(555)
Taxes on income					(40)
Financing income					52
Financing expenses					(196)
Share based payments					(2)
Other income					1

Profit for the year					113

* Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures

A.
In January 2018, the Company issued a new series of debentures, Series L debentures, in a principal amount of approximately NIS 401 million, at an interest rate of 2.5% per annum (annual effective interest rate of 2.66%). Series L debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on January 5 of the years 2023 through 2026, and the remaining two installments of 20% of the principal each will be paid on January 5 of the years 2027 and 2028. The interest on the outstanding principal of the Series L debentures is payable on January 5 of each of the years 2019 through 2028. The series was issued at par value (NIS 1,000 per unit). The total consideration received by the Company was approximately NIS 400 million (NIS 396 million, net of issuance expenses). The debentures (principal amount and interest) are without any linkage.

The Series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series J and K debentures (for additional details, see Note 17 to the annual financial statements, regarding long-term loans from financial institutions), with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' credit rating to 0.5% (with no change to the maximum additional interest).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures (cont'd)

B.
According to the Company's June 2017 undertaking in an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, after the end of the reporting period, the Company issued the debentures as aforesaid, at an interest rate of 3.55% per annum (annual effective interest rate of 3.6%). The total consideration received by the Company was approximately NIS 222 million (approximately NIS 220 million net). For additional details, see Note 17 to the annual financial statements, regarding Debentures and Long-term Loans from Financial Institutions.

Note 6 - Share Capital

In June 2018, The Company issued in an offering to the public Israel only:

•	12,121,200 ordinary shares of the Company (par value NIS 0.01 per share, or ordinary shares).

•	3,030,300 Series 1 Options. Each Series 1 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 19.50, until December 24, 2018.

•	and 3,030,300 Series 2 Options. Each Series 2 Option entitles the holder thereof to purchase one ordinary share at an exercise price of NIS 20, until June 24, 2019.

The offering was made under the Company's 2017 shelf prospectus and the securities were registered for trading on the Tel Aviv Stock Exchange.
The total net consideration received by the Company from the offering was approximately NIS 275 million.

Note 7 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,				December 31,
	2017		2018		2017
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,310)	(3,625)	(3,037)	(3,232)	(2,954)	(3,288)
Long-term loans from financial institutions including current maturities and accrued interest	(540)	(583)	(493)	(517)	(540)	(574)

*  The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 -  Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	391	-	-	391
Derivatives	-	7	-	7
Total assets	391	7	-	398
Financial liabilities at fair value
Derivatives	-	(15)	-	(15)
Total liabilities	-	(15)	-	(15)

	June 30, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	354	-	-	354
Derivatives	-	6	-	6
Total assets	354	6	-	360
Financial liabilities at fair value
Derivatives	-	(19)	-	(19)
Total liabilities	-	(19)	-	(19)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	361	-	-	361
Derivatives	-	3	-	3
Total assets	361	3	-	364
Financial liabilities at fair value
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 -  Financial Instruments (cont'd)

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 8 - Revenues

Composition

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2018	2017	2018	2017
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	451	465	231	233	952

Revenues from services:
Cellular services	915	794	446	394	1,777
Land-line communications services	486	531	252	264	1,004
Other services	69	70	33	36	138
Total revenues from services	1,470	1,395	731	694	2,919
Total revenues	1,921	1,860	962	927	3,871

Note 9 - Commitments

1.
In April 2018, Marathon 018 Xfone Ltd., with which the Company entered a network sharing and hosting agreement, commenced operating in the Israeli cellular market. For additional details, see Note 30(D) to the annual financial statements, regarding Commitments.

2.
In July 2018, after the end of the reporting period, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a three year period until the end of 2020, which is similar to the Company's previous collective employment agreement (which expired at the end of 2017) and includes certain nonmaterial additions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Other Expenses

In May 2018, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded an expense in an amount of approximately NIS 26 million in the second quarter of 2018 with respect to employees who joined this plan.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, though events may occur in the course of the litigation that may require a reassessment of this risk and, consequently, a revision to the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of June 30 2018, in respect of all lawsuits against the Group amounts to approximately NIS 54 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, seventeen purported class actions have been filed against the Group (five of which were included in Note 31(A) to the annual financial statements): eight purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 362 million, a purported class action for a sum estimated by the plaintiffs of tens of millions of NIS, three purported class actions against the Group, in which the amount was not quantified, four purported class actions against the Group and other defendants together, in which the aggregate amounts claimed were estimated by the plaintiffs to be approximately NIS 142 million, without specifying the amount claimed from the Group and a purported class action against the Group and other defendants together, in which the amount was not quantified.

During the reporting period, six purported class actions (three of which were reported as dismissed in Note 31(A) to the annual financial statements), were concluded: five purported class actions against the Group for a total sum of approximately NIS 652 million, and a purported class action against the Group, in which the amount claimed has not been quantified by the plaintiffs.

In February 2018, the Company appealed the approval of allegation to the Supreme Court on District Court decision from December 2017, to certify as a class action, a lawsuit filed against the Company in May 2015, relating to an allegation that the Company unlawfully charged some of its subscribers for call details reports and the plaintiffs appealed the dismissal of other allegations. The total amount claimed was not estimated by the plaintiffs.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

In April 2018, a request to certify a lawsuit filed against the Company in December 2014 was approved as class action, relating to an allegation that the Company unlawfully charged subscribers who disconnected from the Company's services during a certain billing month for the full month. The total amount claimed was not estimated by the plaintiff.

In July 2018, after the end of the reporting period, a request to certify a lawsuit filed against the Company in June 2015, relating to an allegation that the Company unlawfully charged subscribers for collection expenses due to lack of payment or late payment, was approved as a class action relating to part of the lawsuit causes of action. The total amount claimed relating to the original lawsuit was estimated by the plaintiffs to be millions of NIS.

After the end of the reporting period, two purported class actions against the Group, in which the amount claimed estimated by the plaintiffs to be approximately NIS 14 million, were concluded.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 16, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary